SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 October 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	JV with All Nippon Airways dated 23 October 2006

99.1

23 October 2006

INTERCONTINENTAL HOTELS GROUP

HOTEL JOINT VENTURE WITH ALL NIPPON AIRWAYS

InterContinental Hotels Group ("IHG") announces the signing of a hotel operating joint venture with All Nippon Airways ("ANA"), to be named IHG ANA Hotels Group Japan. IHG will invest £8m for a majority stake in the joint venture, which will be the largest international hotel operator in Japan, the world's second largest hotel market.

ANA will sign new 15-year management contracts with IHG ANA Hotels Group Japan for its 13 owned and leased hotels (4,943 rooms), adding these rooms to IHG's system size on completion of the deal, which is expected in December 2006. These 13 hotels (4,943 rooms) will over time re-brand to one of the three co-brands created for Japan - ANA-InterContinental, ANA-Crowne Plaza and ANA-Holiday Inn.

The flagship ANA Hotel Tokyo will be the first to be co-branded in April 2007 as the ANA-InterContinental Tokyo. The remaining 12 hotels will be co-branded over the following 18 months. These include three further ANA-InterContinental hotels and seven ANA-Crowne Plaza hotels, with the remaining two hotels currently proposed to be one ANA-Crowne Plaza and one ANA-Holiday Inn.

In addition, the joint venture will continue to operate ANA Hotels & Resorts' remaining 18 hotels (4,127 rooms) in Japan under management contracts, franchise agreements and marketing referral agreements for third party owners, who will also be offered the opportunity to enjoy the benefits of co-branding.

IHG currently operates 11 hotels in Japan (3,100 rooms), which, combined with IHG ANA Hotels Group Japan's 31 hotels, gives a combined estate of 42 hotels with more than 12,000 rooms.

IHG was selected as ANA's partner after a highly competitive process. The strength of IHG's family of brands, robust growth pipeline, international outlook and established operating systems made it the preferred partner for ANA, while ANA's reputation for high quality standards and service made it an attractive partner for IHG.

To develop positioning and build awareness of the co-brands in Japan, and take advantage of its early mover advantage, IHG will invest approximately £10 million over the next two years in brand advertising and research, which will be charged to IHG's profit and loss account. IHG will, in addition, lend up to £7million to the joint venture to part fund the implementation of an enhanced IT platform to drive improved operating performance. After this revenue investment, transaction costs and integration costs, the transaction is expected to be earnings enhancing in its third year of operation.

Andrew Cosslett, Chief Executive of IHG, commented:
"This deal marks another significant step for IHG as we continue to develop our brands throughout Asia. We are delighted to be in partnership with ANA which has a reputation for high standards and quality of service. This joint venture will turn IHG ANA Hotels Group Japan into the country's leading hotel operator. It is consistent with our strategy of expanding our presence in key markets and makes IHG the first international hotel company with a large scale multi-brand presence in Japan. We believe that all three co-brands - ANA-InterContinental, ANA-Crowne Plaza and ANA-Holiday Inn - will benefit significantly from the arrangement and collectively have great potential to become the first choice in Japan for our guests, our owners and our people."

ANA President and CEO Mineo Yamamoto said:
"This is a great day for ANA Hotels and Resorts. Our joint venture with InterContinental Hotels Group, one of the world's most well-known and prestigious hotel companies, will bring our hotel guests the benefits of enhanced hotel operations under powerful co-brands and will enable our employees to take advantage of truly global training and personal development programs. In addition, our hotel owners will enjoy the benefits of industry-leading hotel operating systems and our shareholders will benefit from the value that comes from working with a global partner. This is a superb platform from which to strengthen our hotel business, grow the co-brands and develop our people, in order to benefit our guests, our shareholders, our employees and our business partners in Japan."

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson)	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon)	+44 (0) 1753 410 425

Notes

Japanese hotel market
Japan is the world's second largest economy, with a GDP of US 4 trillion in 2005. Japan is also the world's second largest travel and tourism market, worth US 530 billion annually, and the world's second largest hotel market, with 10% of the world's hotel rooms. Japan is the third largest market for outbound travel, particularly to the US and UK.

The Japanese hotel market is currently dominated by domestic hotels, with approximately 70,000 traditional inns, with an average of 15 rooms each, and 9,000 domestic hotels with 700,000 rooms, mostly owner run. Chain hotels represent only approximately 5% of available rooms, and are dominated by domestic players. International hotel chains represent only 90 hotels and have a negligible share of the market.

Joint venture shareholdings
IHG will hold a 75% interest in the joint venture with ANA holding a 25% stake.

ANA Hotels and Resort's ("AHR") portfolio in Japan
AHR currently manages and franchises 31 hotels (9,070 rooms) in Japan made up of:

  13 hotels (4,943 rooms) owned or leased by ANA
  Four managed for third party owners
  11 franchised agreements
  Three operated under marketing referral agreements.

In addition, AHR operates two hotels in Vienna and Xian under marketing referral agreements.

IHG's portfolio in Japan
IHG currently manages and franchises 11 hotels (3,100 rooms) in Japan, making it the fourth largest international hotel operator.

  3 managed hotels
  8 franchised hotels

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,650 hotels and 540,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza®) Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®) and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 28 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

All Nippon Airways (ANA) is the seventh largest airline in the world and Japan's largest domestic carrier. It is listed on the Tokyo Stock Exchange.

Carrying almost 50 million passengers every year to 50 destinations in Japan and 23 cities throughout Asia, Europe and the United States, ANA is recognized for outstanding passenger service both on the ground and in the air. In the greatest Japanese tradition of mixing hospitality with high technology, personalised a la carte service complements state-of-the-art entertainment systems and the latest in cabin design. ANA has been in the airline business for over 50 years, and combined with ANA Group companies, its activities extend across a host of complete travel and aviation-related services.

As a member of Star Alliance, the world's foremost airline alliance, ANA passengers enjoy access to a network of over 841 airport destinations in 147 countries, and reciprocal benefits such as mileage accrual and reception and lounge access.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 October 2006